--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  ------------

                           JAZZ CASINO COMPANY, L.L.C.
                               (Name of Applicant)


                 512 South Peters, New Orleans, Louisiana 70130
                    (Address of principal executive offices)


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


         TITLE OF CLASS                                        AMOUNT
 8% Convertible Junior Subordinated                        $26,637,000(1)
      Debentures Due 2009



           Approximate date of proposed issuance:  February 28, 1998


                           Jazz Casino Company, L.L.C.
                                512 South Peters
                          New Orleans, Louisiana 70130
                     (Name and address of agent for service)

                                 With a copy to:


                              John M. Newell, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                       Los Angeles, California 90071-2007
                                 (213) 485-1234


                                  ------------

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of this applicant.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

------------
(1)  The aggregate principal amount of the 8% Convertible Junior
Subordinated Debentures Due 2009 is subject to adjustment as provided for in the Debtors' Third Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code as modified through December 10, 1997, dated December 10, 1997, and as provided for in the indenture governing such securities.

                                     GENERAL


1.   GENERAL INFORMATION.  Furnish the following as to the applicant.

     (a)  Form of organization:

          A limited liability company.

     (b)  State or other sovereign power under the laws of which organized:

          Louisiana.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On November 22, 1995, Harrah's Jazz Company, a Louisiana general partnership ("HJC"), and Harrah's Jazz Finance Corp., a Delaware corporation and wholly-owned subsidiary of HJC ("Finance Corp."), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On December 22, 1995, Harrah's New Orleans Investment Company, a Nevada corporation and partner in HJC ("HNOIC" and, collectively with HJC and Finance Corp., "the Debtors"), filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code to facilitate efforts to reorganize HJC. On or about February 26, 1997 the Debtors filed the Third Amended Joint Plan of Reorganization (the "Plan of Reorganization") and related Disclosure Statement (the "Disclosure Statement") with the U.S. Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). By order dated February 28, 1997 the Bankruptcy Court approved the Disclosure Statement. By order dated April 28, 1997 the Bankruptcy Court confirmed the Plan or Reorganization.

     The Effective Date of the Plan of Reorganization was and is conditioned upon, among other things, the execution and delivery of a modified Casino Operating Contract and all necessary approvals, if any, from the State of Louisiana (the "State"). The State has taken the position that the State legislature must approve the modified Casino Operating Contract, which the State legislature failed to do in its regular session which adjourned on June 23, 1997. As a result of the State legislature's failure to approve the modified Casino Operating Contract, the Plan of Reorganization was modified in certain respects. On December 10, 1997 the Debtors submitted a Third Amended Joint Plan of Reorganization As Modified Through December 10, 1997 (the "Modified Plan of Reorganization") and related Disclosure Statement (the "Modified Disclosure Statement"). A hearing to consider the adequacy of the Modified Disclosure Statement was held on December 10, 1997, at which the Bankruptcy Court approved the Modified Disclosure Statement. A hearing to consider confirmation of the Modified Plan of Reorganization is set for January 21, 1998. The Modified Disclosure Statement is expected to be distributed to creditors of the Debtors on or about December 18, 1997. Accordingly, if the Modified Plan of Reorganization is confirmed, and if certain other conditions precedent are satisfied or waived as set forth in the Modified Plan of Reorganization, the Effective Date (as defined below) may occur, and the Notes (as defined below) may be issued, on or about February 28, 1998.

     Under the Modified Plan of Reorganization, the assets and business of HJC will vest in Jazz Casino Company, L.L.C., a Louisiana limited liability company (the "Company" or "applicant"), on the date that the Modified Plan of Reorganization is consummated (the "Effective Date"). On the Effective Date, pursuant to the Modified Plan of Reorganization, the Company will issue to certain of the Debtors' existing creditors $26,637,000 in aggregate principal amount of 8% Convertible Junior Subordinated Debentures Due 2009 of the
Company (the "Securities"), to be issued under the indenture to be qualified. The aggregate principal amount of the Securities may increase as provided for in the Modified Plan of Reorganization or as provided for in the indenture governing the securities.

     The issuance of the Securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally, section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Securities under the Modified Plan of Reorganization will satisfy such requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     As of December 16, 1997:

     100% of the membership interests in the Company are owned by JCC Holding Company, a Delaware corporation ("JCC Holding").

     As of the Effective Date:

     100% of the membership interests in the Company will be owned by JCC Holding; and

     100% of the membership interests in JCC Development Company, L.L.C., a Louisiana limited liability company ("JCC Development"), will be owned by JCC Holding.

     As a result of certain transactions to be consummated on the Effective Date pursuant to the Plan of Reorganization, Harrah's Entertainment, Inc., a Delaware corporation, and certain holders of the 14 1/4% First Mortgage Notes due 2001 with Contingent Payments of HJC and Finance Corp. issued under a previously qualified indenture, may be deemed to be affiliates of the Company. This application on Form T-3 (the "Application") will be amended to include a complete list of affiliates of the Company as of the Effective Date.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     As of December 16, 1997:

     None. The Company is a member managed, single member, limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ., and as such the Company does not have directors and is not required to appoint officers.

     As of the Effective Date:

     The Company expects to appoint officers prior to or on the Effective Date, however, the individuals who will serve as officers of the Company have not yet been determined. This Application will be amended to include the individuals who will serve as officers as of the Effective Date.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     As of December 16, 1997:

    Name and Complete       Title of Class                 Percentage of Voting
     Mailing Address             Owned        Amount Owned     Securities Owned
    -----------------       --------------    ------------ ---------------------

 JCC Holding Company      Membership Interest      N/A*              100%
 1023 Cherry Road
 Memphis, Tennessee 38117

* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

     As of the Effective Date the Company expects the above list of principal owners of voting securities will remain unchanged.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company which are currently outstanding.

     (b)  None.
                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of December 16, 1997:

                                                                       Amount       Amount
 Title of Class                                                      Authorized   Outstanding
 --------------                                                      -----------  -----------

 Membership Interest                                                     N/A*            N/A*

     As of the Effective Date:
                                                                       Amount           Amount
 Title of Class                                                      Authorized      Outstanding
 --------------                                                      -----------     -----------

 Membership Interest                                                     N/A*            N/A*
 Senior Subordinated Notes Due 2009 With Contingent Payments         $187,500,000(1) $187,500,000
 Senior Subordinated Contingent Notes Due 2009                            (2)             (2)
 8% Convertible Junior Subordinated Debentures Due 2009              $ 26,637,000(3) $ 26,637,000(3)


* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

(1) Plus additional Senior Subordinated Notes due 2009 with Contingent Payments issued in lieu of cash interest payments in accordance with the terms of the indenture for such securities.

(2) All payments in respect of the Senior Subordinated Contingent Notes Due 2009 will be contingent payments, and such contingent payments will be limited to an annual aggregate maximum amount of $18,319,035.

(3) Plus additinal Securities issued (i) in lieu of cash interest payments in accordance with the terms of the Indenture or (ii) pursuant to the Modified Plan of Reorganization.
                                        4

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Because the Company is a member managed, single member, limited liability company, all decisions relating to the business affairs and properties of the Company shall be made by JCC Holding as the sole member of the Company.

     Holders of the Senior Subordinated Notes due 2009 with Contingent Payments, the Senior Subordinated Contingent Notes due 2009 and the Securities do not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "TIA").

     The Securities will be issued under an indenture (the "Indenture") to be dated as of the Effective Date, between the Company, and a trustee to be named (the "Trustee"), a copy of which is included as Exhibit
T3C hereto. Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture.

    (A)  EVENTS OF DEFAULT.  The following are Events of Default under the
Indenture:

         (1) failure by the Company to pay interest on any Security when the same becomes due and payable, which failure continues for a period of 30 days;

         (2) failure by the Company to pay the principal of any Security when the same becomes due and payable at maturity, upon redemption or otherwise;

         (3) failure by the Company or JCC Holding to observe or perform the covenant in the Indenture regarding when the Company and JCC Holding may merge;

         (4) failure by the Company or JCC Holding to comply with any other agreements or covenants in, or provisions of, the Securities or the Indenture; and

         (5) certain events of bankruptcy, insolvency or reorganization in respect of either the Company or a Significant Subsidiary.

         A Default under clause (4) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 30% in principal amount of the then Outstanding Securities notify the Company and the Trustee, of the Default and the Company does not cure the Default within 30 days after receipt of the notice.

         If an Event of Default (other than an Event of Default specified in clause (5) above) occurs and is continuing, the Trustee may, by written notice to the Company, or the Holders of at least 30% (or 25% in the case of an Event of Default specified in clause (1) or (2) above) in principal amount of the then Outstanding Securities may, by written notice to the Company and the Trustee, and the Trustee shall, upon the request of such Holders, declare the unpaid principal of and any accrued but unpaid interest on all the Securities to be due and payable. Upon such declaration the principal and interest shall be due and payable immediately; provided, however, that if any Indebtedness is outstanding pursuant to the Credit Agreement or the New Indentures, upon a declaration of acceleration, such principal and interest shall be due and payable upon the earlier of (x) the day that is five Business Days after the provision to the Company, the Credit Agent and the New Indentures Trustee of such written notice, unless such Event of Default is cured or waived prior to such date and (y) the date of the acceleration of any Indebtedness under the Credit Agreement or the New Indentures. If an Event of Default specified in clause (5) above occurs, the unpaid principal of and any accrued but unpaid interest on all the Securities shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

    The Holders of a majority in principal amount of the then Outstanding Securities by written notice to the Company and to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of that acceleration) have been cured or waived. No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

    If a Default or Event of Default occurs and is continuing and if it is actually known to a Trust Officer of the Trustee, the Trustee shall mail to the Holders a notice of the Default or Event of Default within 30 days after obtaining such knowledge of the occurrence thereof and so long as any Indebtedness is outstanding pursuant to the Credit Agreement or the New Indenture, shall mail a copy thereof to the Credit Agent and the New Indentures Trustee. Except in the case of a Default or Event of Default in payment of interest or principal on any Security, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

    (B)  AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

    Each Security will be signed by one Officer of the Company by manual or facsimile signature. A Security will not be valid until authenticated by the manual signature of the Trustee, such signature to be conclusive evidence that the Security has been authenticated under the Indenture. No provisions are contained in the Indenture with respect to use by the Company of proceeds of issuance of the Securities.

    (C)  RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE
INDENTURE.

    Not applicable.

    (D)  SATISFACTION AND DISCHARGE.

    The Indenture will cease to be of further effect when all outstanding Securities (including any Secondary Securities) theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Securities that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under the Indenture.

    In addition, the Company may terminate all of its obligations under the Indenture if: (1) the Company has irrevocably deposited with the Trustee trust funds in an amount sufficient to pay principal and interest on the Securities to maturity or redemption, as the case may be; (2) the Company delivers to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, and an Opinion of Counsel to the same effect; (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or before 90 days after the date of such deposit; (4) the Company has paid or caused to be paid all sums then payable by the Company under the Indenture and the Securities; (5) such deposit shall not result in a breach or violation of, or constitute a default under, the Indenture or any other instrument to which the Company is a party or by which the Company or any of its assets or properties are bound; and (6) the Holders have a perfected security interest in the trust funds deposited pursuant to clause (1) above. In the event the Securities are defeased as aforesaid, the Company will be relieved of its obligations under the Indenture, with certain specified exceptions.

    (E)  EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

         The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year of the Company and within 60 days after the end of each quarterly period, an Officers' Certificate stating whether or not, after a review of the activities of JCC Holding, the Company and its Subsidiaries during the preceding fiscal year or quarter, as applicable, made under the supervision of the signing Officers with a view to determining whether the Company and JCC Holding have kept, observed, performed and fulfilled their respective obligations under the Indenture and the Securities, and further stating, as to each such Officer signing the certificate, whether or not the signer knows of any failure by the Company or JCC Holding to comply with any conditions or covenants in the Indenture or Securities and, if such signer does know of such failure to comply, the certificate shall describe such failure and what action the Company is taking or proposes to take with respect thereto.

    The annual reports delivered to the Trustee and the Holders pursuant to the Indenture will be accompanied by a written statement of the Company's independent public accountants that in making the examination necessary for certification of such annual reports nothing has come to their attention that would lead them to believe that the Company has violated certain provisions of the Indenture concerning payment of principal and interest on the Securities or, if any such violation has occurred, specifying the nature and period of existence thereof. The Company will also, so long as any of the Securities are outstanding, promptly deliver to the Trustee, forthwith upon any Officer becoming aware of any Event of Default or Default, and, in any event within five Business Days of such awareness, an Officers' Certificate specifying such Event of Default or Default and what action the Company is taking or proposes to take with respect thereto.

     The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee an Officers' Certificate or, if customary or reasonably requested by the Trustee, an Opinion of Counsel, each stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with. Any such certificate or opinion must comply with the requirements of the TIA are the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any other person, other than the applicant, who is an obligor on the indenture securities.

     None.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a)  Pages numbered __ to __, consecutively. (1)

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified. (2)

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                 Exhibit T3A.1  Operating Agreement of the Company. (3)

                 Exhibit T3B    Not applicable.

                 Exhibit T3C    Form of Indenture to be qualified for the 8%
                                Convertible Junior Subordinated Debentures.

                 Exhibit T3D    Not applicable.

                 Exhibit T3E.1   Debtors' Third Amended Joint Disclosure
                                 Statement dated February 26, 1997, and exhibits thereto. (4)

                 Exhibit T3E.2   Debtors' Third Amended Joint Plan of
                                 Reorganization dated February 26, 1997, and exhibits thereto. (4)

                 Exhibit T3E.3   Letter to Creditors from Debtors' Counsel,
                                 dated March 3, 1997. (3)

                 Exhibit T3E.4   Letter to Creditors from The Official
                                 Committee of Bondholders of Harrah's Jazz
                                 Company, dated February 28, 1997. (3)

                 Exhibit T3E.5   Notices of Entry of Order and Order Approving
                                 Debtors' Third Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (3)

                 Exhibit T3E.6   Voting Procedures Notice. (3)

                 Exhibit T3E.7   Ballots. (3)

                 Exhibit T3E.8   Debtors' Fourth Amended Joint Disclosure
                                 Statement, dated July 24, 1997, and exhibits thereto. (5)

                 Exhibit T3E.9   Debtors' Fourth Amended Joint Plan of
                                 Reorganization, dated July 24, 1997, and exhibits thereto. (5)

                 Exhibit T3E.10  Notice of Entry of Order Approving Debtors'
                                 Fourth Amended Joint Disclosure Statement. (3)

                 Exhibit T3E.11  Ballots. (3)

                 Exhibit T3E.12  Form of Debtors' Fifth Amended Joint
                                 Disclosure Statement dated December 10, 1997, and exhibits thereto. (3)

                 Exhibit T3E.13  Form of Debtors' Third Amended Joint Plan of
                                 Reorganization under Chapter 11 of the
                                 Bankruptcy Code as modified through December
                                 10, 1997, dated December 10, 1997, and
                                 exhibits thereto. (3)

                 Exhibit T3E.14  Form of Ballots. (3)

                 Exhibit T3E.15  Form of Letter to Creditors from Debtors'
                                 Counsel, dated December 10, 1997. (3)

                 Exhibit T3E.16  Form of Notices of Entry of Order Approving
                                 Debtors' Fifth Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (3)

                 Exhibit T3E.17  Form of Modified Voting Procedures. (3)

                 Exhibit T3F     See Exhibit T3C for cross reference sheet
                                 showing the location in the Indenture of the
                                 provisions inserted therein pursuant to
                                 Section 310 through 318(a), inclusive, of the
                                 TIA.
------------------
     (1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

     (2)  To be filed  by amendment.

     (3) Incorporated by reference to the Company's Form T-3 with respect to the Senior Subordinated Notes due 2009 with Contingent Payments, filed with the Securities and Exchange Commission on December 16, 1997

     (4) Incorporated by reference to HJC's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on March 28, 1997, Registration No. 33-73370.

     (5) Incorporated by reference to Harrah's Jazz Company Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997, Registration No. 33-73370.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Jazz Casino Company, L.L.C., a limited liability company organized and existing under the laws of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Memphis and State of Tennessee, on the 16th day of December, 1997.

                                        JAZZ CASINO COMPANY, L.L.C.

                                        By:JCC HOLDING COMPANY
                                        Its:Sole Member


                                        By:    /s/ FREDERICK W. BURFORD
                                              ------------------------------
                                        Name:  Frederick W. Burford
                                              ------------------------------
                                        Title: Vice President, Secretary
                                               and Treasurer
                                              ------------------------------

Attest:   /s/ COLIN V. REED
          ---------------------------
          Name: Colin V. Reed
               ----------------------


                                       11